UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 4, 2026

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Novo Nordisk raises adjusted sales and adjusted operating profit outlook for 2026

Bagsværd, Denmark, 4 August 2026 – Novo Nordisk today announced adjusted sales and adjusted operating profit for the second quarter of 2026 and raised 2026 full-year adjusted sales and adjusted operating profit outlook at CER.

Adjusted sales and adjusted operating profit for the second quarter of 2026

Q2 2026 adjusted sales increased by 7% at CER, and adjusted operating profit increased by 11% at CER.

Profit and loss DKK million	Q2 2026	Growth at CER
Adjusted sales[1]	78,488	7%
Adjusted operating profit[1,2]	33,389	11%

CER: Constant exchange rates; 1Adjusted sales and adjusted operating profit growth rates exclude the non-recurring impact from the provision reversals related to the 340B Drug Pricing Program in the US. 2Excl. DKK 6.3 billion non-recurring, non-cash impairment charges in Q2 2026 related to intangible pipeline assets, including monlunabant (DKK 4.0 billion)

2026 adjusted sales and adjusted operating profit outlook at CER

Adjusted sales growth for 2026 is now expected to be 0% to -6% at CER and adjusted operating profit growth is now expected to be 0% to -6% at CER. The improved outlook is driven by increased expectations for GLP-1 product sales.

Outlook 2026 (CER)	Full year expectations 4 August 2026	Full year expectations 6 May 2026
Adjusted sales growth	0% to -6%	-4% to -12%
Adjusted operating profit growth	0% to -6%	-4% to -12%

Note: On a non-adjusted basis, the mid-point of sales and operating profit growth guidance for 2026, both at CER, would be 5% and 12%, respectively.

Novo Nordisk’s full disclosure of the financial results for the first six months of 2026 will be published on 4 August 2026.

The above expectations are based on assumptions, including those described on pages 13 and 14 of the financial report for the first three months of 2026 (Company Announcement No 30/2026).

The forward-looking statements on page 23 in the financial report for the first three months of 2026 (Company Announcement No 30/2026) also apply to this company announcement.

Conference call

Novo Nordisk will host a conference call for investors at 13.00 CEST on 5 August 2026, corresponding to 7.00 am EDT. For more information on how to listen, please visit the investor section of novonordisk.com.

About Novo Nordisk

Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 66,700 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Publication of inside information pursuant to Market Abuse Regulation, Article 17.

Contacts for further information

Novo Nordisk Media
Ambre James-Brown	Liz Skrbkova (US)
+45 3079 9289	+1 609 917 0632
globalmedia@novonordisk.com	lzsk@novonordisk.com

Novo Nordisk Investors
Michael Novod	Sina Meyer
+45 3075 6050	+45 3079 6656
nvno@novonordisk.com	azey@novonordisk.com

Ida Schaap Melvold	Christoffer Togo Solgaard-Tullin
+45 3077 5649	+45 3079 1471
idmg@novonordisk.com	cftu@novonordisk.com

Alex Bruce	Mads Berner Bruun
+45 3444 2613	+45 3075 2936
axeu@novonordisk.com	mbbz@novonordisk.com

Frederik Taylor Pitter (US)
+1 609 613 0568
fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 47 / 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 4, 2026	NOVO NORDISK A/S Maziar Mike Doustdar Chief Executive Officer